SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Giborei Israel 7, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 31, 2022 re TAT Technologies Ltd. Reports First Quarter 2022 Results.

ITEM 1

Press Release

TAT Technologies Reports First Quarter 2022 Results

Netania, Israel, May 31, 2022 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month period ended March 31, 2022.

Financial highlights for the first quarter of 2022:

•	Revenues for Q1 2022 increased by 8.1% to $19.9 million compared to $18.4 million in Q1 2021.

•	Gross profit for Q1 2022 was $3 million (15.2% of revenues) compared to $3.4 million in Q1 2021 (18.5% of revenues).

•	Adjusted EBITDA for Q1 2022 decreased to $0.5 million compared to $1.6 million in Q1 2021.

•	Net loss for Q1 2022 was $1.6 million compared to a net income of $0.6 million in Q1 2021.

•	Q1 2021 Gross Profit, EBITDA and Net Income included government rants in the amount of $1.4 million ($1 million recorded in the COGS and an additional $0.4 million recorded in G&A)

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “As air travel begins to recoup and more and more plains resume flights, we see a growing demand for our services and products and an increase in order intake. We are working relentlessly to meet this demand despite strong headwinds resulting from supply chain issues and shortages in raw materials, which are hampering our ability to fully ramp up our production.

During Q1 of 2022 we continued making significant steps in improving our manufacturing efficiencies as we successfully completed merging our 2 facilities in Israel to a single manufacturing site. We believe the cost savings expected from this unification will begin to impact us toward the second half of 2022.

In addition we continue to invest in building additional MRO and production capabilities, following the strategic contacts recently signed with Honeywell and hope to have these new capabilities available by the end of this year.”

“Given our growing backlog, the continued recovery of commercial airline traffic and the strategic agreements we signed with Honeywell, coupled with the actions we have taken and to improve our manufacturing efficiencies, I am optimistic about our ability to continue our topline and bottom line growth.” concluded Mr. Zamir

Mr Zamir added: “Mr. Ron Ben-Haim has informed our Board of Directors of his retirement from his directorship position effective, May 30, 2022. I wish to thank Ron for his service on behalf of the Company, its board of directors, its management and its employees"

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2022	2021
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,798	$12,872
Accounts receivable, net	14,686	13,887
Inventory, net	43,210	41,003
Other current assets and prepaid expenses	4,327	4,219

Total current assets	75,021	71,981

NON-CURRENT ASSETS:
Restricted deposit	333	343
Investment in affiliates	668	695
Funds in respect of employee rights upon retirement	1,086	1,157
Deferred income taxes	1,147	1,252
Intangible assets, net	1,777	1,829
Property, plant and equipment, net	33,780	30,462
Operating lease right of use assets	2,534	3,114

Total non-current assets	41,325	38,852
Total assets	$116,346	$110,833

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,088	$691
Credit line from bank	3,016	6,008
Accounts payable	9,860	9,093
Accrued expenses	6,917	6,959
Operating lease liabilities	609	1,169
Provision for restructuring plan	312	657

Total current liabilities	21,802	24,577

NON CURRENT LIABILITIES:
Long-term loans	15,917	5,979
Liability in respect of employee rights upon retirement	1,387	1,504
Operating lease liabilities	1,934	1,989

Total non-current liabilities	19,238	9,472
Total liabilities	$41,040	$34,049

EQUITY:
Share capital	2,820	2,809
Additional paid-in capital	65,976	65,871
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	1	33
Retained earnings	8,597	10,159
Total shareholders' equity	75,306	76,784

Total liabilities and shareholders' equity	$116,346	$110,833

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$6,319	$4,154	$25,870
Services	13,635	14,206	52,103
	19,954	18,360	77,973

Cost of goods:
Products	5,744	3,610	23,761
Services	11,165	11,352	42,942
	16,909	14,962	66,703
Gross Profit	3,045	3,398	11,270

Operating expenses:
Research and development, net	(27)	136	517
Selling and marketing	1,335	1,205	5,147
General and administrative	2,385	1,622	8,354
Other income	(81)	(13)	(468)
Restructuring and other expenses	927	533	1,755
	4,539	3,483	15,305

Operating loss	(1,494)	(85)	(4,035)

Financial income (expenses), net	66	397	(540)

Income (loss) before taxes on income (tax benefit)	(1,428)	312	(4,575)

Taxes on income (tax benefit)	107	(131)	(662)

Income (loss) before share of equity investment	(1,535)	443	(3,913)

Share in results of affiliated companies	(27)	(12)	(76)
Net income (loss) from continued operation	$(1,562)	$431	$(3,989)
Net income from discontinued operation	-	156	$427
Net income (loss)	$(1,562)	$587	$(3,562)

Basic and diluted income per share

Net income (loss) per share basic and diluted from continued operation	$(0.17)	$0.05	$(0.45)
Net income per share basic and diluted from discontinued operation	$-	$0.02	$0.05
Net income (loss) per share basic and diluted	$(0.17)	$0.07	$(0.4)

Weighted average number of shares outstanding
Basic	8,886,546	8,874,696	8,874,696
Diluted	8,886,546	8,874,696	8,874,696

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$(1,562)	$587	$(3,562)
Other comprehensive income (loss)
Net unrealized losses from derivatives	(32)	(143)	(76)
Reclassification adjustments for gains included in net income and inventory	-	-	(19)
Total comprehensive income (loss)	$(1,594)	$444	$(3,657)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity
	Number of shares issued	Amount

BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive income (loss)	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE PERIOD ENDED MARCH 31, 2022 (unaudited):
Comprehensive loss	-	-	-	(32)	-	(1,562)	(1,594)
Exercise of option	11,850	11	56	-	-	-	67
Share based compensation	-	-	49	-	-	-	49
BALANCE AT MARCH 31, 2022 (unaudited)	9,161,019	$2,820	$65,976	$1	$(2,088)	8,597	$75,306

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2022	2021	2021
	(Unaudited)	(Unaudited)	(audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	(1,562)	431	(3,989)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization	973	1,056	4,881
Loss (gain) from change in fair value of derivatives	17	(9)	(19)
Provision for doubtful accounts	-	-	248
Share in results of affiliated Company	27	12	76
Share based compensation	49	26	160
Noncash finance expense	(35)	(397)	(73)
Lease modification	-	-	(1,315)
Increase (decrease) in provision for restructuring expenses	(345)	533	657
Liability in respect of employee rights upon retirement	(117)	(127)	94
Impairment of fixed assets	-	-	1,820
Capital gain from sale of fixed assets	(81)	-	(468)
Deferred income taxes, net	107	(136)	(686)
Government loan forgiveness	-	(1,442)	(1,442)
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(895)	(1,573)	(2,934)
Decrease (increase) in other current assets and prepaid expenses	(62)	(181)	(959)
Decrease (increase) in inventory	(2,222)	798	(681)
Decrease in trade accounts payable	536	(106)	2,571
Increase (decrease) in accrued expenses	42	560	(218)
Decrease in other long-term liabilities	(161)	(27)	8
Net cash provided by (used in) operating activities	$(3,729)	$(583)	$(2,269)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	84	-	1,163
Purchase of property and equipment	(4,010)	(7,605)	(16,247)
Purchase of intangible assets	-	(285)	(555)
Cash flows used in investing activities	$(3,926)	$(7,890)	$(15,639)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received (Repayments) from banks	(3,000)	3,000	3,000
Proceeds from long-term loans received	10,504	3,042	3,042
Exercise of options	67	-	-
Cash flows provided by financing activities	$7,571	$6,042	$6,042

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net profit from discontinued operation	-	156	777
Net cash provided by discontinued activities	$-	$156	$777

Net decrease in cash and cash equivalents and restricted cash	(84)	(2,275)	(11,089)
Cash and cash equivalents and restricted cash at beginning of period	13,215	24,304	24,304

Cash and cash equivalents and restricted cash at the end of period	$13,131	$22,029	$13,215

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2022	2021	2021

Net income	$(1,562)	$587	$(3,562)
Adjustments:
Share in results and sale of equity investment of affiliated companies	27	12	76
Taxes on income (tax benefit)	107	(131)	(662)
Financial expense/ (income), net	(66)	(397)	540
Depreciation and amortization	1,025	1,105	5,420
Restructuring expenses	927	533	1,755
Discontinued operation income	-	(156)	(427)
Share based compensation	49	26	160
Adjusted EBITDA	$507	$1,579	$3,300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: May 31, 2022